HepaTx Corporation (the “Company”) a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
HepaTx Corporation

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 25, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	131,898	25,924
Prepaid Expenses	-	3,500
R&D Payroll Tax Credit	54,089	69,726
Total Current Assets	185,988	99,149
Non-current Assets		
Computers and Equipment, net of Accumulated Depreciation	2,738	5,561
Security Deposits	7,230	7,230
Total Non-Current Assets	9,968	12,791
TOTAL ASSETS	195,955	111,940
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	252,604	195,916
Accrued Interest on Convertible Notes	269,827	241,177
Convertible Notes	477,500	477,500
Total Current Liabilities	999,931	914,592
Long-term Liabilities		
Accrued Interest on Related Party Loan	72,311	48,011
Notes Payable - Related Party	202,500	202,500
Future Equity Obligations	3,928,105	3,707,415
Total Long-Term Liabilities	4,202,915	3,957,925
TOTAL LIABILITIES	5,202,847	4,872,518
Commitments & Contingencies (See Note 4)		
EQUITY		
Common Stock	699	699
Additional Paid in Capital	159,642	159,642
Accumulated Deficit	(5,167,233)	(4,920,919)
Total Equity	(5,006,892)	(4,760,578)
TOTAL LIABILITIES AND EQUITY	195,955	111,940

Statement of Operations

	Year Ended December 31,	
	2025	2024
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	174,837	98,362
Research and Development	82,829	122,400
Depreciation	2,823	4,015
Total Operating Expenses	260,489	224,778
Operating Income (loss)	(260,489)	(224,778)
Other Income		
Interest Income	33	-
Grant Income	67,100	-
Total Other Income	67,133	-
Other Expense		
Interest Expense	52,958	52,508
Total Other Expense	52,958	52,508
Earnings Before Income Taxes	(246,314)	(277,285)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(246,314)	(277,285)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2024	6,094,370	609	159,642	(4,643,634)	(4,483,383)
Issuance of Common Stock	899,050	90	-	-	90
Net Income (Loss)	-	-	-	(277,285)	(277,285)
Ending Balance 12/31/2024	6,993,420	699	159,642	(4,920,919)	(4,760,578)
Net Income (Loss)	-	-	-	(246,314)	(246,314)
Ending Balance 12/31/2025	6,993,420	699	159,642	(5,167,233)	(5,006,892)

Statement of Cash Flows

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(246,314)	(277,285)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,823	4,015
Accounts Payable	56,689	57,218
Prepaid Expenses	3,500	(1,667)
Accrued Interest from Related Party Loan	24,300	23,803
Accrued Interest from Convertible Notes	28,650	28,650
Other Assets	15,636	5,975
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	131,598	117,995
Net Cash provided by (used in) Operating Activities	(114,716)	(159,290)
INVESTING ACTIVITIES		
Fixed Assets	-	354
Net Cash provided by (used by) Investing Activities	-	354
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Party	-	22,500
Proceeds from Future Equity Obligations	220,690	160,000
Proceeds from Common Stock	-	90
Net Cash provided by (used in) Financing Activities	220,690	182,590
Cash at the beginning of period	25,924	2,269
Net Cash increase (decrease) for period	105,974	23,654
Cash at end of period	131,898	25,924

HepaTx Corporation
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

HepaTx Corporation ("the Company") was formed in Delaware on November 12th, 2015. The Company is a pre-clinical stage regenerative medicine company developing next-generation cell therapies for liver regeneration. Founded on breakthrough technology from Stanford University, the Company is focused on addressing severe liver injuries, including MASH, alcoholic hepatitis, and acute-on-chronic liver failure with their lead product, Hx-001. The Company's proprietary platform enhances cell therapy potency, scalability, and economic viability. The Company is in collaboration with the Mayo Clinic, with plans for an IND filing in 2026 and a Phase I clinical trial in 2027. With a strong intellectual property portfolio and an experienced team, the Company aims to revolutionize liver disease treatment and meet a significant unmet medical need.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Equipment	3	15,755	(13,017)	-	2,738
Computers	5	5,417	(5,417)	-	-
Grand Total	-	**21,172**	**(18,435)**	-	**2,738**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to their sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2024	379,582	$0.08
Granted	320,000	$0.0001
Exercised	-	$-
Expired/cancelled	(47,499)	$0.08
Total options outstanding, December 31, 2024	652,083	$0.04
Granted	-	$-
Exercised	-	$-

Expired/cancelled	(70,000)	$0.06
Total options outstanding, December 31, 2025	582,083	$0.04
Options exercisable, December 31, 2025	360,206	$0.06

	Nonvested Options	**Weighted Average Fair Value**
Nonvested options, January 1, 2024	140,627	0.0001
Granted	320,000	0.0001
Vested	(31,251)	0.0001
Forfeited	(47,499)	0.0001
Nonvested options, December 31, 2024	381,877	0.0001
Granted	-	$-
Vested	(90,000)	0.0001
Forfeited	(70,000)	0.0001
Nonvested options, December 31, 2025	221,877	0.0001

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determined deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it will be able to realize their deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2022.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into loan agreements with the owner of the Company totaling $202,500 as of December 31st, 2025, of which $125,000 accrues interest at 12%, $25,000 accrues interest at 0.1%, and $52,500 accrues interest at 3%. The funds are unsecured. The Company expects that the $125,000 accruing interest at 12% will be consolidated into a single SAFE note including both the principal and interest. The maturity date of the remaining loans is January 1st, 2055.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases

The Company leases its laboratory space under a month-to-month lease requiring monthly payments of $1,299 The current lease is month-to-month, and is cancelable upon one month's prior written notice.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6%. The amounts were to be repaid at the demand of the holder prior to conversion with initial maturities of November 2018 and December 2018. The holders of the notes have not demanded repayment at the maturity date and management believes they will wait until conversion. The notes are convertible into shares of the Company's common stock at a 25% discount during a change of control or qualified financing event. The Company accrued interest of $269,827 as of December 31st, 2025, related to these notes.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at discounts ranging from 0% to a 10% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M – $30M.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	477,500
2027	-
2028	-
2029	-
2030	-
Thereafter	202,500

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable - Related Party	202,500	Various	2055	-	202,500	202,500	72,311
Convertible Notes	477,500	6%	On Demand	477,500	-	477,500	269827
Total				**477,500**	**202,500**	**680,000**	**342,138**

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31st, 2024 and 2025, 6,993,420 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 25, 2026, the date these financial statements were available to be issued.

The Company terminated its license agreement with Stanford University related to a worldwide exclusive license to certain patent rights associated with the Company's primary product candidate. Management determined that the license no longer provided sufficient economic benefit to justify its continuation.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.